                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           Video Services Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                    460181100
                                 (CUSIP Numbers)


                             Charles Y. Tanabe, Esq.
                    Senior Vice President and General Counsel
                            Liberty Media Corporation
                            9197 South Peoria Street
                            Englewood, Colorado 80112
                                 (720) 875-5400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 25, 2000
            (Dates of Events which Require Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /


         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 460181100 (Common Stock of Video Services Corporation)

--------------------------------------------------------------------------------
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     1
              Liberty Media Corporation
              84-1288730
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a)    / /

              (b)    /x/
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS 00
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)   / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER
                                      0
       NUMBER OF             ---------------------------------------------------
        SHARES                 8      SHARED VOTING POWER
     BENEFICIALLY                     9,534,269 (See Item 6)
    OWNED BY EACH            ---------------------------------------------------
      REPORTING                9      SOLE DISPOSITIVE POWER
       PERSON                         0
                             ---------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      See Item 6.
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              9,534,269
--------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              Approximately 71.6%. See Item 5.
--------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
     14
              CO
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                                  STATEMENT OF

                            LIBERTY MEDIA CORPORATION

        PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

                           VIDEO SERVICES CORPORATION

ITEM 1.       SECURITY AND ISSUER.

         Liberty Media Corporation, a Delaware corporation ("Liberty" or the "Reporting Person"), is filing this Statement on Schedule 13D (this "Statement") with respect to shares (the "Shares") of the Common Stock, par value $.01 per share (the "Common Stock"), of Video Services Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 240 Pegasus Avenue, Northvale, New Jersey 07647.


ITEM 2.       IDENTITY AND BACKGROUND.

         The reporting person is Liberty Media Corporation whose principal business address is 9197 South Peoria Street, Englewood, Colorado 80112.

         Prior to March 9, 1999, Liberty was controlled by Tele-Communications, Inc., a Delaware corporation ("TCI"). As a result of the consummation on March 9, 1999 of the merger (the "AT&T Merger") of a wholly owned subsidiary of AT&T Corp., a New York corporation ("AT&T"), with and into TCI: (i) TCI became a wholly owned subsidiary of AT&T; (ii) the businesses and assets of the Liberty Media Group and TCI Ventures Group of TCI were combined; and (iii) the holders of TCI's Liberty Media Group common stock and TCI Ventures Group common stock received in exchange for their shares a new class of common stock of AT&T intended to reflect the economic performance of AT&T's "Liberty Media Group." AT&T's "Liberty Media Group" consists of the assets and businesses of TCI's Liberty Media Group and its TCI Ventures Group prior to the AT&T Merger, except for certain assets that were transferred to TCI's "TCI Group" in connection with the AT&T Merger, the "AT&T Wireless Group" consists of the assets of the wireless operations of AT&T, and the "AT&T Common Stock Group" consists of all of the other assets and businesses of AT&T. AT&T's principal business address is 32 Avenue of the Americas, New York, New York 10013. AT&T is principally engaged in the business of providing voice, data and video communications services to large and small businesses, consumers and government entities in the United States and internationally.

         On March 10, 2000, in connection with certain restructuring transactions, TCI was converted into a Delaware limited liability company, of which AT&T is the sole member, and renamed AT&T Broadband, LLC ("AT&T Broadband"). AT&T Broadband's principal business address is 9197 South Peoria Street, Englewood, Colorado 80112. AT&T Broadband is principally engaged through its subsidiaries and affiliates in the acquisition, development and operation of cable television systems throughout the United States.

         The Board of Directors and management of the Reporting Person manage the business and affairs of the Reporting Person including, but not limited to, making determinations regarding the disposition and voting of the Shares. Although Liberty is a wholly owned subsidiary of AT&T, a majority of Liberty's Board of Directors consists of individuals designated by TCI prior to the AT&T Merger. If these individuals or their designated successors cease to constitute a majority of Liberty's Board of Directors, Liberty will transfer all of its assets and businesses to a new entity. Although this new entity would be owned substantially by AT&T, it would continue to be managed (including with respect to the voting and disposition of the Shares) by management of Liberty prior to such transfer of assets.

         As a result, the Reporting Person, acting through its Board of Directors and management, will have the power to determine how the Shares will be voted and, subject to the limitations of the Delaware General Corporation Law, will have the power to dispose of the Shares, and thus is considered the beneficial owner of the Shares for purposes of Section 13(d) of the Act.

         The Liberty Media Group, principally through the Reporting Person, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv) satellite communications, and (v) investments in wireless domestic telephony and other technology ventures.

         Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

         To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of Liberty) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Schedule 2 attached to this Statement contains the following information, which has been provided to the Reporting Person by AT&T, concerning each director, executive officer or controlling person of AT&T: (i) name and residence or business address, (ii) principal occupation or employment, and
(iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 2 is incorporated herein by reference.

         Based upon information provided to the Reporting Person by AT&T, (i) to the knowledge of AT&T, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen, (ii) during the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (iii) during the last five years, neither AT&T nor any of the
Schedule 2 Persons (to the knowledge of AT&T) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The foregoing summary of the terms of the AT&T Merger is qualified in its entirety by reference to the text of the Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998 (the "TCI Merger Agreement"), among AT&T, Italy Merger Corp. and TCI, a copy of which has been incorporated by reference as Exhibit 7(a) to this Statement, and to the text of the AT&T/TCI Proxy Statement/Prospectus (the "TCI Proxy Statement"), a copy of which has been incorporated by reference as Exhibit 7(b) to this Statement.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS.

         The Reporting Person entered into an Agreement and Plan of Merger, dated as of July 25, 2000 (the "Merger Agreement"), with AT&T, the Issuer and E-Group Merger Corp., a Delaware corporation and wholly owned subsidiary of AT&T ("Merger Sub"), providing for the merger (the "Merger") of Merger Sub with and into the Issuer, with the Issuer as the surviving entity in the Merger, which will result in (i) the acquisition of 100% of the outstanding shares of Common Stock by AT&T through such Merger, subject to the terms and conditions set forth in the Merger Agreement and (ii) the subsequent contribution by AT&T, through a chain of subsidiaries of such shares of Common Stock to the Reporting Person. The per share consideration to be issued in the Merger is 0.104 shares of Class A Liberty Group Common Stock, par value $1.00 per share, of AT&T ("Class A Liberty Group Stock") and $2.75 in cash. Assuming all outstanding options to purchase shares of Common Stock are exercised prior to the effective time of the Merger, an aggregate of 1,498,341 shares of Class A Liberty Group Stock and $39,619,594 in cash would be issued in the Merger, together with any cash payable in lieu of fractional shares of Class A Liberty Group Stock. Under certain circumstances described in Section 3.4 of the Merger Agreement, the Merger may be restructured by the parties to provide for the payment of alternative consideration designed to be equivalent to the consideration otherwise payable in the Merger.

         In connection with the Merger Agreement, the Reporting Person entered into a separate voting agreement (the "Voting Agreement") with certain stockholders of the Issuer, requiring such stockholders to vote the shares of Common Stock owned, beneficially or of record, by them, or which they have the power to vote, (a) in favor of the approval and adoption of the Merger, the Merger Agreement, the Merger Proposal (as defined in the Merger Agreement) and any other transactions contemplated by the Merger Agreement for which a stockholder vote is required and (b) against any other proposal for any investment in, acquisition of, business combination with or other extraordinary transaction regarding the Issuer or its subsidiaries, at any meeting of the Issuer's stockholders or in any written consent or similar instrument. The Voting Agreement also provides for restrictions on the transfer of shares of Common Stock by the stockholders who are signatories to the Voting Agreement. The Voting Agreement will remain in effect until the earlier of (a) 90 days following the termination of the Merger Agreement or (b) the consummation of the Merger.

         The Merger is subject to the expiration of applicable waiting periods under pre-notification regulations, Issuer stockholder approval and other customary closing conditions. The closing of the Merger is anticipated to occur in the fourth quarter of 2000.

         The foregoing description of the Merger Agreement and the Voting Agreement is qualified in its entirety by reference to the copies of the Merger Agreement and the Voting Agreement that are included as exhibits to this Statement and are incorporated herein by reference.



ITEM 4.       PURPOSE OF TRANSACTION.

         The purpose of the Merger Agreement and the Voting Agreement is for the Reporting Person to obtain 100% of the Common Stock. The Merger Agreement contains provisions requiring each of the directors of the Issuer to resign immediately prior to the effective time of the Merger, with the individuals serving as the directors of Merger Sub becoming the directors of the Issuer immediately upon consummation of the Merger. Following the consummation of the Merger, AT&T will contribute all of the capital stock of the surviving entity in the Merger to the Reporting Person. Immediately following this contribution, the Reporting Person intends to contribute all of the capital stock of the surviving entity in the Merger to Liberty Livewire Corporation, a Delaware corporation and a publicly-traded majority owned subsidiary of the Reporting Person.

         Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) Any material change in the present capitalization or dividend policy of the Issuer;

         (c) Any other material change in the Issuer's business or corporate structure;

         (d) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (e) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (f) Any action similar to any of those enumerated in this paragraph.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Voting Agreement gives Liberty the power to direct the vote of shares of Common Stock held by the stockholders signatory thereto (the "Stockholders") with respect to the transactions contemplated by the Merger Agreement. The Stockholders collectively own 9,534,269 shares (the "Shares") of Common Stock (according to the representations of such Stockholders contained in the Voting Agreement), which represents approximately 71.6% of the 13,311,307 shares of Common Stock outstanding on July 24, 2000, according to the Issuer's representations contained in the Merger Agreement.

         (b) Liberty has the power to direct the voting of the Shares as described in Item 5(a) above.

         (c) Not applicable.

         (d) There is no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Item 3 of this Statement is hereby incorporated by reference herein.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Item 7 of this Schedule 13D hereby reads as follows:

   EXHIBIT NO.        EXHIBIT

      7(a) TCI Merger Agreement (incorporated by reference to AT&T Corp.'s Form 8-K filed with the Commission on July 6, 1998).

      7(b) TCI Proxy Statement (incorporated by reference to AT&T Corp.'s Schedule 14A (No. 333-70279), filed with the Commission on January 8, 1999.

      7(c) Agreement and Plan of Merger, among AT&T Corp., E-Group Merger Corp., Liberty Media Corporation and Video Services Corporation, dated as of July 25, 2000.

      7(d) Voting Agreement, among Liberty Media Coroporation and certain stockholders of Video Services Corporation, dated July 25, 2000.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2000.


                                            LIBERTY MEDIA CORPORATION



                                            By: /s/ Vivian J. Carr
                                                --------------------
                                            Name:   Vivian J. Carr
                                            Title:  Vice President

                                  EXHIBIT INDEX

   Exhibit No.        Exhibit

      7(a) TCI Merger Agreement (incorporated by reference to AT&T Corp.'s Form 8-K filed with the Commission on July 6, 1998).

      7(b) TCI Proxy Statement (incorporated by reference to AT&T Corp.'s Schedule 14A (No. 333-70279), filed with the Commission on January 8, 1999.

      7(c) Agreement and Plan of Merger, among AT&T Corp., E-Group Merger Corp., Liberty Media Corporation and Video Services Corporation, dated as of July 25, 2000.

      7(d) Voting Agreement, among Liberty Media Corporation and certain stockholders of Video Services Corporation, dated July 25, 2000.

                                   SCHEDULE 1



                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                            LIBERTY MEDIA CORPORATION



         The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty") are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.


Name                    Title
----                    -----
John C. Malone          Chairman of the Board and Director of Liberty;
                        Director of AT&T Corp.

Robert R. Bennett       President, Chief Executive Officer and Director of Liberty

Gary S. Howard          Executive Vice President, Chief Operating Officer and Director of Liberty

Paul A. Gould           Director of Liberty; Managing Director of Allen & Company Incorporated

Harold R. Handler       Director of Liberty; Of Counsel with Simpson Thacher & Bartlett

Jerome H. Kern          Director of Liberty; Chairman of the Board and Chief Executive Officer of
                        On Command Corporation

Frank J. Macchiarola    Director of Liberty; President of Saint Francis College

Michael T. Ricks        Director of Liberty; Finance Executive, Retired, of MediaOne Group, Inc.

Larry E. Romrell        Director of Liberty; Consultant to AT&T Broadband, LLC (f/k/a
                        Tele-Communications, Inc.)

David B. Koff           Senior Vice President and Assistant Secretary of Liberty

Charles Y. Tanabe       Senior Vice President, General Counsel and Assistant Secretary of Liberty

Name                    Title
----                    -----
Carl E. Vogel           Senior Vice President of Liberty

Peter Zolintakis        Senior Vice President of Liberty

Vivian J. Carr          Vice President and Secretary of Liberty

David J.A. Flowers      Vice President and Treasurer of Liberty

Kathryn Scherff         Vice President and Controller of Liberty

                                   SCHEDULE 2



                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                   AT&T CORP.


         The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this
Schedule 2 are United States citizens.


Name                                Title
----                                -----
C. Michael Armstrong                Chairman of the Board, Chief Executive Officer and Director

Kenneth T. Derr                     Director; Chairman of the Board, Retired, of Chevron Corporation

M. Kathryn Eickhoff                 Director; President of Eickhoff Economics Incorporated

Walter Y. Elisha                    Director; Chairman of the Board and Chief Executive Officer, Retired, of Springs
                                    Industries, Inc.

George M. C. Fisher                 Director; Chairman of the Board and Chief Executive Officer of Eastman Kodak
                                    Company

Donald V. Fites                     Director; Chairman of the Board, Retired, of Caterpillar, Inc.

Amos B. Hostetter, Jr.              Director; Chairman of the Board of Pilot House Associates

Ralph S. Larsen                     Director; Chairman of the Board and Chief Executive Officer of Johnson & Johnson

John C. Malone                      Director; Chairman of the Board of Liberty Media Corporation

Donald F. McHenry                   Director; President of The IRC Group LLC

Louis A. Simpson                    Director; President and CEO - Capital Operations of GEICO Corporation

Michael I. Sovern                   Director; President Emeritus and Chancellor Kent Professor of Law at Columbia
                                    University

Sanford I. Weill                    Director; Chairman and Co-CEO of Citigroup Inc.

Name                                Title
----                                -----
John D. Zeglis                      Director; Chairman and Chief Executive Officer of AT&T Wireless Group

James W. Cicconi                    Executive Vice President-Law & Government Affairs and General Counsel

Nicholas S. Cyprus                  Vice President and Controller

Mirian M. Graddick                  Executive Vice President, Human Resources

Frank Ianna                         Executive Vice President and President, AT&T Network Services

Richard J. Martin                   Executive Vice President, Public Relations and Employee Communication

David C. Nagel                      President of, AT&T Labs; Chief Technology Officer

Charles H. Noski                    Senior Executive Vice President and Chief Financial Officer

John C. Petrillo                    Executive Vice President, Corporate Strategy and Business Development

Richard R. Roscitt                  Executive Vice President and President of AT&T Business Services

Daniel E. Somers                    President and CEO of AT&T Broadband, LLC